Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MAGNA ENTERTAINMENT FILES FOR
CHAPTER 11 BANKRUPTCY PROTECTION

MI Developments to provide US$62.5 million DIP financing and act as stalking horse bidder for certain MEC assets to protect its secured loan interests

March 5, 2009, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that Magna Entertainment Corp. and certain of its subsidiaries (MEC) have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.  MEC’s day-to-day operations are expected to continue throughout the bankruptcy proceedings while MEC undertakes a process to sell its assets and repay indebtedness, including to MID.

MID holds a controlling equity interest in MEC and is the largest secured creditor of MEC.  The current balance of MID’s existing loans to MEC, including accrued interest, is approximately US$372 million, comprised of US$171 million under the Gulfstream Park project financing, US$23 million under the Remington Park project financing, US$125 million under the bridge loan provided in September 2007, and US$53 million under the loan provided in December 2008.  All of these loans are secured.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, stated, “We are providing both the DIP financing and the stalking horse bid with the intent of preserving the value of our secured loans to MEC.  The bid provides MID with the opportunity to acquire valuable real estate assets with considerable redevelopment prospects that we believe will create value for our shareholders.”

DIP Financing

MID, through a wholly-owned subsidiary, has agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the DIP Financing) in the amount of US$62.5 million.  A portion of the DIP Financing will be used to fund interest and fees payable to secured creditors, including an estimated US$26.2 million to MID.  If approved by the Court, the DIP Financing, combined with MEC’s cash flows from operations, should enable MEC to continue to satisfy its obligations associated with the ongoing operations of its business, including payment of employee wages and benefits in the ordinary course, and payment of post-petition obligations to vendors.  The terms of the DIP Financing contemplate that MEC will sell all its assets through an auction process and use the proceeds from the asset sales to repay its creditors.  The DIP Financing will be secured by liens on substantially all assets of MEC, as well as a pledge of capital stock of certain guarantors.  Advances to MEC under the DIP Financing must be made in accordance with an approved budget.

Stalking Horse Bid

MID has entered into an agreement with MEC to purchase MEC’s relevant interests associated with the following assets (the Stalking Horse Bid):  Golden Gate Fields; Gulfstream Park, including MEC’s interest in The Village at Gulfstream Park (a joint venture with Forest City); Palm Meadows Training Center and excess lands; Lone Star Park; AmTote International; XpressBet™; and a holdback note associated with MEC’s sale of The Meadows. of MID’s aggregate offer price for the assets is US$195 million, with US$136 million to be satisfied through a credit bid of MID’s existing loans to MEC, US$44 million in cash and US$15 million through the assumption of a capital lease.  Under the agreement, MEC will seek Court approval of a process to market these and all other MEC assets, and MID’s offer may be topped by third parties during this auction process.  MID will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for its expenses in connection with the Stalking Horse Bid.

MID has not made an offer to purchase any other assets of MEC at this time, although MID will continue to evaluate whether to do so during the course of the Chapter 11 process.

Post-Chapter 11 Operations; Forbearance Agreement

If MID acquires non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets.  All horse racing or gaming assets would be segregated from MID’s real estate business and held in one or more new wholly-owned subsidiaries of MID (Raceco).  Subject to the outcome of the Chapter 11 auction process, (a) MID would retain the lands at Golden Gate Fields and Gulfstream Park, the interest in The Village at Gulfstream Park joint venture, and The Meadows holdback note, and (b) Raceco would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from MID pursuant to triple net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote International and XpressBet™.  If MID acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses.

On closing of the asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, Raceco or (b) enter into any transactions with, or provide any services or personnel to, Raceco, except for (i) the triple net leases referred to above and (ii) limited administrative and office services.  MID would also agree not to enter into any transactions in the horseracing or gaming business except through Raceco.

By December 31, 2011, MID would either (a) if Raceco were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at Raceco and either sell or develop all of Raceco’s remaining assets.

Mr. Mills continued, “If we acquire any MEC racing assets through this process, we are fully committed to segregating them in a separate, self-funding subsidiary that would not require financial support from MID and has a clear deadline for separation from MID.”

MID Board Approval

The Board of Directors of MID approved the DIP Financing and the Stalking Horse Bid after considering, among other things, a favourable recommendation from a Special Committee of independent directors. The

Board received financial advice from GMP Securities L.P. and the Special Committee received financial advice from Blair Franklin Capital Partners Inc., including fairness opinions concerning the Stalking Horse Bid.

 About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.  As noted in this press release, MEC has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact:

Shareholders and Analysts	Media

GMP Securities L.P.	Sard Verbinnen & Co.
Eugene McBurney / Harris Fricker	Paul Caminiti / Dan Gagnier / Lauren Rosenfield
416-367-8600	212-687-8080

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the Chapter 11 proceedings and MID’s participation therein.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the Chapter 11 process, including the auction of MEC’s assets, and the risks that are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.